FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
August 1, 2006
LJ INTERNATIONAL ANNOUNCES SECOND QUARTER AND
FIRST HALF 2006 EARNINGS DATE AND CONFERENCE CALL
HONG KONG and LOS ANGELES – August 1, 2006 – LJ International Inc. (Nasdaq/NMS: JADE), one of the fastest growing jewelry companies in the world, today announced that it will report its second quarter and first half fiscal year 2006 financial results pre-market on August 10, 2006. The Company will be hosting an investor conference call following the issuance of its results the same day. The conference call will be hosted by Yu Chuan Yih, Founder, Chairman and CEO; Ringo Ng, CFO and Betty Ho, Vice President of Corporate Development of LJ Intl.

WHAT:	LJ International Inc. Second Quarter and First Half Fiscal Year 2006 Conference Call

WHEN:	Thursday, August 10, 2006 — 11:00 a.m. Eastern Time

HOW:	Live via phone by dialing 877-407-8031, or 201-689-8031 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s Website at www.ljintl.com or at www.investorcalendar.com and click on the link for LJ International.

REPLAY:	A replay of the conference call will be available through September 10, 2006 and may be accessed by calling 877-660-6853 or 201-612-7415 for international callers. To access the replay, dial the above number and enter account 286# followed by the conference ID 210409#. An audio archive will also be available on the Company’s website at www.ljintl.com shortly after the call and will be accessible for approximately 90 days.

RSVP:	To register for the call or to be added to LJ International Inc.’s e-mail investor distribution lists, please contact Haris Tajyar, Managing Partner of Investor Relations International (www.irintl.com), at htajyar@irintl.com or via telephone at 818-382-9702.
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LJ International Inc.

About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit the Company’s website at www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future financial results. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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